BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

April 7, 2006

Item 3	Press Release

Date of Issuance: April 7, 2006
Place of Issuance: Vancouver, British Columbia

The News Release was distributed through CCN Matthews, Market News and Stockwatch.

Item 4	Summary of Material Change

The Company, jointly with Bonaventure Enterprises Inc., announced a consultant study which defines a 300,000 Ounce Gold Equivalent Inferred Resource at the New Pass Project.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask, Chairman and President
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 11th day of April, 2006.

”Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

BONAVENTURE ENTERPRISES INC.	WHITE KNIGHT RESOURCES LTD.
TSXV: BVT OTC: BVTEF	TSXV: WKR
Suite 303– 595 Howe Street	Suite 922 – 510 West Hastings Street
Vancouver, BC V6C 2T5	Vancouver, BC V6B 1L8
Tel: (604) 718-2800	Tel: (604) 681-4462

NEWS RELEASE

Consultant Study Defines 300,000 Ounce Gold Equivalent
Inferred Resource at New Pass Project

April 7, 2006 – Vancouver, British Columbia

Bonaventure Enterprises Inc. (TSX-V: BVT) (“Bonaventure”) and White Knight Resources Ltd. (TSX-V: WKR) (“White Knight”) have received a mineral resource report on the New Pass project compiled by Sam S. Arentz III, P.E. of Sierra Environmental Engineers, Inc., Reno, Nevada. The report was prepared using NI 43-101 guidelines and standards and is identified as an addendum to the NI 43-101 report filed on SEDAR. The New Pass property is optioned from White Knight with Bonaventure able to earn up to a 60% interest in the property.

According to the Arentz report “the mineral resources of the New Pass exploration project in Churchill County, Nevada, are characterized as an Inferred Mineral Resource of:

ð 11,500,000 short tons	0.0226 Au opt	0.2214 Ag opt 0.0262 Au Eq opt

This is equivalent to approximately 300,000 ounces of in place gold equivalent inferred resources.”

Only that portion of the resource thought to be accessible by open pit was included in the above number. No attempt was made to separate an oxide from a sulfide resource pending in-fill drilling to provide a more defined deposit.

A total of 160 drill holes spaced from less than 50 feet apart to 300 feet apart were used in the study. The following details the methodology used by Mr. Arentz in his study:

1.	The cutoff grade is 0.01 AuEq opt (equivalent gold expressed in troy ounces per short ton).

2.

Isolated intercepts of 5 feet with cutoff grades above 0.01 AuEq opt were ignored unless the combined weighted average grade of that interval and any two adjacent intervals is greater than 0.01 AuEq opt.

3.

Where 5 foot assay data was missing the missing data was replaced with the values of the lower of the two adjacent values. Where multiple adjacent intervals are missing data, each missing interval was assigned a zero value.

4.	That drill holes shown in cross section are interpreted as being centered and on-line with the other drill holes in said cross section except those holes drilled perpendicular to the section.

5.	The vertical and horizontal extent of any drill hole or drill holes is limited by the following:

	a)	Half the distance to the next drill hole or combinations of drill holes.
b)

Intercepts less than 20 feet in thickness shall not extend more than 75 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

News Release Dated
April 7, 2006

c)

Intercepts greater than 20 feet in thickness shall not extend more than 150 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

d)	The average grade of the intercept was construed as pertaining to the entire area of influence as described in 5 abc above.

6.

The relevant drill hole intercepts, thicknesses and grades were used to calculate a weighted average grade for gold and silver, thickness and length for sections 100 feet apart. The total tonnage for each section was determined using 13 cubic feet per short ton. A gold to silver ratio of 60 to 1 was used to determine gold equivalency for silver.

The study not only indicates the inferred metal content of the area drilled, but also will be very helpful in picking locations for in-fill drilling.

Based upon the results of Bonaventure’s Phase I exploration drilling program, the resource appears to be open-ended. Bonaventure plans extensive testing north of the current drill grid to further expand the resource. In the few holes that tested this area, gold/silver mineralization was located in tuffaceous volcanics as well as sediment inferring an additional host rock. This exploration program will begin in late spring/early summer subject to weather conditions.

Bonaventure has in place a rigorous QA/QC program consistent with National Instrument 43-101 and using best industry practice. ALS Chemex Labs of Reno, Nevada is responsible for all of Bonaventure’s assaying.

Mr. Arentz’s full report will appear shortly on the companies’ websites at www.bonaventure.us and www.whiteknightres.com and will be filed by SEDAR.

Qualified Person

These results have been prepared under the guidance of geologist Richard Kern, Vice-President Exploration of Bonaventure, who is designated as the Qualified Person with the ability and authority to verify the authenticity and validity of this data.

About Bonaventure Enterprises Inc.

Bonaventure Enterprises Inc. is a Canadian based resource and exploration company traded publicly under the symbol BVT on the TSX-VE Exchange and BVTEF on the OTC Bulletin Board. The Company holds 100% of the mining properties including Goldfield, Cottonwood, Jet and Northern Lights. The Company also has an option agreement with White Knight Resources (TSX: WKR) to acquire up to 60% interest in the New Pass (Eureka, NV) and Squaw Creek (North end of the Carlin Trend) Properties. The Company's mission is the discovery and development of economic, multi-million ounce gold deposits through the exploration of high quality projects, located primarily in Nevada. Bonaventure Enterprises Inc. is an exploration company with a substantial portfolio of exploration projects prospective for gold and silver. Bonaventure Enterprises Inc.’s website is www.bonaventure.us. Investor information, call (604) 718-2800, FAX (604) 718-2808.

News Release
Dated April 7, 2006

About White Knight Resources Ltd.

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. A drill program of 70,000+ feet has been recently completed. The Company anticipates a similar program for 2006. For more information visit the website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

ON BEHALF OF THE BOARD OF DIRECTORS	ON BEHALF OF THE BOARD OF DIRECTORS

“Basil Pantages”	“John M. Leask”
Basil Pantages	John M. Leask, P.Eng.
President	Chairman of the Board

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.